Exhibit 3.6

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

REALBIZ MEDIA GROUP, INC.

RealBiz Media Group, Inc. (the “Corporation”) organized and existing under and by virtue of the General Corporation Law of the State of Delaware does hereby certify:

FIRST : That at a meeting of the Board of Directors of the Corporation on July 31, 2014, resolutions were duly adopted setting forth a proposed amendment of the Certificate of Incorporation of said corporation, declaring said amendment to be advisable and calling a meeting of the stockholders of said corporation for consideration thereof. The resolution setting forth the proposed amendment is as follows:

RESOLVED, that Paragraphs A and B of Section 4 of the Certificate of Incorporation of this Corporation be amended as follows:

4. Number of Shares.

A. The total number of shares of all classes of stock that the Corporation shall have authority to issue is Three Hundred Seventy Five Million (375,000,000) shares consisting of: Two Hundred Fifty Million (250,000,000) shares of common stock, $.001 par value per share; and One Hundred Twenty-Five Million (125,000,000) which shall be designated as preferred stock, $.001 par value per share.

B. The preferred stock may be divided into, and may be issued from time to time in one or more series. The Board of Directors of the Corporation (the “Board”) is authorized from time to time to establish and designate any such series of preferred stock, to fix and determine the variations in the relative rights, preferences, privileges and restrictions as between and among such series and any other class of capital stock of the Corporation and any series thereof, and to fix or alter the number of shares comprising any such series and the designation thereof. The authority of the Board from time to time with respect to each such series shall include, but not be limited to, determination of the following: (i) the designation of the series; (ii) the number of shares of the series and (except where otherwise provided in the creation of the series) any subsequent increase or decrease therein; (iii) the dividends, if any, for shares of the series and the rates, conditions, times and relative preferences thereof; (iv) the redemption rights, if any, and price or prices for shares of the series; (v) the terms and amounts of any sinking fund provided for the purchase or redemption of the series; (vi) the relative rights of shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding up of the affairs of the Corporation; (vii) whether the shares of the series shall be convertible into shares of any other class or series of shares of the Corporation, and, if so, the specification of such other class or series, the conversion prices or rate or rates, any adjustments thereof, the date or dates as of which such shares shall be convertible and all other terms and conditions upon which such conversion may be made; (viii) the voting rights, if any, of the holders of such series; and (ix) such other designations, powers, preference and relative, participating, optional or other special rights and qualifications, limitations or restrictions thereof.

All other aspects of Article 4 shall remain unchanged.

SECOND: That thereafter, pursuant to resolution of its Board of Directors, a special meeting of the stockholders of said corporation was duly called and held upon notice in accordance with Section 222 of the General Corporation Law of the State of Delaware at which meeting the necessary number of shares as required by statute were voted in favor of the amendment.

THIRD: That said amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to the Certificate of Incorporation to be signed by William Kerby, its Chief Executive Officer, this 14th day of October, 2014.

/s/ William Kerby
William Kerby
Chief Executive Officer